UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Acadia Healthcare Company, Inc.

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

00404A109

(CUSIP number)

Waud Capital Partners

300 N. LaSalle St., Suite 4900

Chicago, IL 60654

(312) 676-8400

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 2 of 26

(1)	Names of reporting persons Waud Capital Partners II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,521,893 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,521,893 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 1,521,893 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.1% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 3 of 26

(1)	Names of reporting persons Waud Capital Partners QP II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,782,263 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,782,263 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 2,782,263 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.9% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 4 of 26

(1)	Names of reporting persons Reeve B. Waud 2011 Family Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 751,113 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 751,113 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 751,113 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.0% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 5 of 26

(1)	Names of reporting persons Waud Family Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 83,530 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 83,530 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 83,530 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 6 of 26

(1)	Names of reporting persons WCP FIF II (Acadia), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 424,622 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 424,622 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 424,622 (See Item 4)
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0.6% (See Item 4)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 7 of 26

(1)	Names of reporting persons Waud Capital Affiliates II, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 434,886 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 434,886 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 434,886 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.6% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 8 of 26

(1)	Names of reporting persons Waud Capital Affiliates III, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 223,184 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 223,184 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 223,184 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.3% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 9 of 26

(1)	Names of reporting persons WCP FIF III (Acadia), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 606,228 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 606,228 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 606,228 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.8% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 10 of 26

(1)	Names of reporting persons Waud Capital Partners QP III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,381,335 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,381,335 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 1,381,335 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.9% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 11 of 26

(1)	Names of reporting persons Waud Capital Partners III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 244,274 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 244,274 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 244,274 (See Item 5)
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0.3% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 12 of 26

(1)	Names of reporting persons Waud Capital Partners Management II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 10,490,649 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,490,649 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 10,490,649 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.6% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 13 of 26

(1)	Names of reporting persons Waud Capital Partners II, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 10,490,649 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,490,649 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 10,490,649 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.6% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 14 of 26

(1)	Names of reporting persons Waud Capital Partners Management III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 7,782,006 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 7,782,006 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 7,782,006 (See Item 5)
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 10.9% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 15 of 26

(1)	Names of reporting persons Waud Capital Partners III, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 7,782,006 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 7,782,006 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 7,782,006 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.9% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 16 of 26

(1)	Names of reporting persons Waud Capital Partners, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 38,726 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 38,726 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 38,726 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 17 of 26

(1)	Names of reporting persons Crystal Cove LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 795,667 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 795,667 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 795,667 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.1% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 18 of 26

(1)	Names of reporting persons Reeve B. Waud
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 14,699,157 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 14,699,157 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 14,699,157 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.5% (See Item 5)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 19 of 26

(1)	Names of reporting persons Melissa W. Waud
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 33,333 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 33,333 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 33,333 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.05% (See Item 5)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 20 of 26

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2015, (the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged. All of the percentages calculated in this Amendment are based upon an aggregate of 71,637,097 shares of Common Stock outstanding as of August 5, 2015, as disclosed in the Company’s Prospectus Supplement, dated August 10, 2015, as filed with the Commission.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On August 14, 2015, the following Reporting Persons disposed of the following shares in an underwritten public offering: (i) 516,232 shares by WCP II; (ii) 943,753 shares by Waud QP II; (iii) 144,033 shares by WCP FIF II; (iv) 31,439 shares by Waud Affiliates II; (v) 7,497 shares by Waud Affiliates III; (vi) 205,635 shares by WCP FIF III; (vii) 468,553 shares by Waud QP III; and (viii) 82,859 shares by WCP III.

On August 14, 2014, Waud Affiliates II distributed an aggregate of 116,076 shares of common stock in a pro rata distribution, for no consideration to certain of its members and Waud Affiliates III distributed an aggregate of 68,208 shares of common stock in a pro rata distribution, for no consideration to certain of its members, in each case in accordance with the terms of their respective limited liability company agreements, including 51,118 shares distributed to Mr. Waud, 11,473 shares distributed to WFP, LP and 102,606 shares distributed to the Waud Family Trust.

Acadia Management and Bain Capital also disposed of an aggregate of 193,545 shares and 2,346,287 shares, respectively, in the underwritten public offering.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Statement are amended and restated in their entirety as follows:

(a)	Amount beneficially owned as of the date hereof: In the aggregate, the Reporting Persons beneficially own 14,699,157 shares of Common Stock. 9,372,172 of the reported shares (the “Waud Shares”) are owned of record as follows: (i) 1,521,893 shares by WCP II; (ii) 2,782,263 shares by Waud QP II; (iii) 751,113 shares by the Waud Family Trust; (iv) 83,530 shares by WFP LP; (v) 424,622 shares by WCP FIF II; (vi) 434,886 shares by Waud Affiliates II; (vii) 223,184 shares by Waud Affiliates III; (viii) 606,228 shares by WCP FIF III; (ix) 1,381,335 shares by Waud QP III; (x) 244,274 shares by WCP III; (xi) 55,119 shares by Reeve B. Waud; (xii) 795,667 shares by Crystal Cove; (xiii) 33,333 shares by Melissa W. Waud, Mr. Waud’s wife; (xiv) 30,724 shares by Waud Capital Partners; and (xv) 4,001 shares by Kyle D. Lattner. Mr. Lattner is an employee of Waud Capital Partners and holds his shares for the benefit of Waud Capital Partners. Mr. Waud also holds 4,001 shares held of record by him for the benefit of Waud Capital Partners. WCPM II, as the general partner of WCP II, Waud QP II and WCP FIF II and the manager of Waud Affiliates II, and Waud II LLC, as the general partner of WCPM II, may be deemed to share beneficial ownership of the shares of Common Stock held of record by such Reporting Person(s). WCPM III, as the general partner of WCP FIF III, Waud QP III and WCP III and the manager of Waud Affiliates III, and Waud III LLC, as the general partner of WCPM III, may be deemed to share beneficial ownership of the shares of Common Stock held of record by such Reporting Person(s). Mr. Waud may be deemed to beneficially own the Shares by virtue of his (A) making decisions for the limited partner committee of each of WCPM II and WCPM III, (B) being the manager of Waud II LLC and Waud III LLC, (C) being the general partner of WFP LP and Crystal Cove, (D) being the investment advisor of the Waud Family Trust, (E) being married to Ms. Waud and (E) being the sole manager of Waud Capital Partners.

As of the date hereof, the Funds are the record owners of a majority of the Waud Shares and therefore can direct decisions under the Stockholders Agreement. As a result of the foregoing, each of WCPM II, WCPM III, Waud II LLC, as the general partner of WCPM II, Waud III LLC, as the general partner of WCPM III, and Mr. Waud may be deemed to share beneficial ownership of the following: (i) the shares of the Company’s Common Stock held by Acadia Management, which persons have agreed to vote such shares in favor of a designee to the Company’s board of directors to be appointed by the Waud Capital Partners affiliates party to the Stockholders Agreement and (ii) the shares of the Company’s Common Stock held by Bain Capital, which persons have agreed to vote such shares in favor of a designee to the Company’s board of directors to be appointed by the Waud Capital Partners affiliates party to the Stockholders Agreement.

The Reporting Persons have been advised that, as of the date hereof, Acadia Management holds an aggregate of 1,881,777 shares, or 2.6%, of the Company’s Common Stock and Bain Capital holds an aggregate of 3,445,208 shares, or 4.8%, of the Company’s Common Stock. It is the understanding of the Reporting Persons that Acadia Management and Bain Capital will each be filing a separate Schedule 13D.

Percent of class: In the aggregate, the Reporting Persons beneficially own 14,699,157 shares of Common Stock, or 20.5% of the total number of shares of Common Stock outstanding.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

(c)	See Item 4 above.

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 21 of 26

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated as of February 17, 2015, by and among the Reporting Persons (as previously filed with the Statement)

Exhibit B:	Amended and Restated Stockholders Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and the Stockholders party thereto (incorporated by reference to Exhibit 4.1 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on October 30, 2014)

Exhibit C:	Second Amended and Restated Registration Rights Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and the Parties party thereto (incorporated by reference to Exhibit 4.2 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on October 30, 2014)

Exhibit D:	Amendment, dated February 11, 2015, to the Second Amended and Restated Registration Rights Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and each of the Parties named therein (incorporated by reference to Exhibit 4.6 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on February 12, 2015)

Exhibit E:	Evidence of Signing Authority of Cornelius B. Waud with respect to the Reeve B. Waud 2011 Family Trust (as previously filed with the Statement)

Exhibit F:	Underwriting Agreement, dated August 10, 2015, by and among UBS Securities LLC, Acadia Healthcare Company, Inc. and the selling stockholders named therein (incorporated by reference to the Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on August 13, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2015

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud

By:	/s/ Melissa W. Waud
Name:	Melissa W. Waud

WAUD CAPITAL PARTNERS II, L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS QP II, L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WCP FIF II (ACADIA), L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS MANAGEMENT II, L.P.

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS II, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS MANAGEMENT III, L.P.

By:	Waud Capital Partners III, L.LC.
Its:	General Partners

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS III, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS III, L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS QP III, L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD FIF III (ACADIA), L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL AFFILIATES II, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL AFFILIATES III, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD FAMILY PARTNERS, L.P.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Sole Manager

REEVE B. WAUD 2011 FAMILY TRUST

By:	/s/ Cornelius B. Waud
Name:	Cornelius B. Waud
Its:	Trustee

(evidence of signing authority previously filed as Exhibit E to the Statement) CRYSTAL COVE LP

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	General Partner

EXHIBIT INDEX

Exhibit	Description

Exhibit A:	Joint Filing Agreement dated as of February 17, 2015, by and among the Reporting Persons (as previously filed with the Statement)

Exhibit B:	Amended and Restated Stockholders Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and the Stockholders party thereto (incorporated by reference to Exhibit 4.1 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on October 30, 2014)

Exhibit C:	Second Amended and Restated Registration Rights Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and the Parties party thereto (incorporated by reference to Exhibit 4.2 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on October 30, 2014)

Exhibit D:	Amendment, dated February 11, 2015, to the Second Amended and Restated Registration Rights Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and each of the Parties named therein (incorporated by reference to Exhibit 4.6 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on February 12, 2015)

Exhibit E:	Evidence of Signing Authority of Cornelius B. Waud with respect to the Reeve B. Waud 2011 Family Trust (as previously filed with the Statement)

Exhibit F:	Underwriting Agreement, dated August 10, 2015, by and among UBS Securities LLC, Acadia Healthcare Company, Inc. and the selling stockholders named therein (incorporated by reference to the Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on August 13, 2015)